January 12, 2016

Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Antero Midstream Partners LP

Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 001-36719

Ladies and Gentlemen:

Set forth below are the responses of Antero Midstream Partners LP (the “Partnership,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 29, 2015, with respect to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2014, File No. 001-36719, filed with the Commission on February 25, 2015 (the “Annual Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Annual Report unless otherwise specified.

Item 15. Exhibits and Financial Statement Schedules

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

1.                                      In the scope paragraph of the audit opinion, your auditor makes reference to having audited “each of the years in the three-year period ended December 31, 2014” while the opinion paragraph makes reference to “as of December 31, 2013 and 2014 and the results of their operations and their cash flows for the years then ended...” We note the same circumstances are present in the audit opinion on page F-3 within Exhibit 99.1 of your Form 8-K filed October 9, 2015 relating to your recast financial information within your Form 10-K for the year ended December 31, 2014. Please tell us whether your auditor’s opinion included your financial statements for the year ended December 31, 2012 and revise as necessary. Refer to Rule 2-02(c) of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that our auditor’s opinion did include our financial statements for the year ended December 31, 2012, reference to which was inadvertently omitted from the opinion paragraph in the Report of Independent Registered Public Accounting Firm included in the Annual Report and in our Form 8-K filed October 9, 2015 relating to our recast financial information within our Annual Report for the year ended December 31, 2014 (the “Form 8-K”).  As noted by the Staff, the scope paragraph of the audit opinion appearing in both the Annual Report and the Form 8-K refers to “each of the years in the three-year period ended December 31, 2014,” as do the Consents of Independent Registered Public Accounting Firm included as Exhibit 23.1 to the Annual Report and the Form 8-K, which allowed us to incorporate the auditor’s reports in our open Registration Statement on Form S-8.  In addition, the audit opinion included in the Registration Statement on Form S-1 (Registration No. 333-193798) filed in connection with our 2014 initial public offering clearly included our financial statements for the year ended December 31, 2012.  Furthermore, as we are now in the first quarter of 2016, we will soon file a new annual report on Form 10-K that will no longer be required to include audited financial statements for the year ended December 31, 2012.

As a result of the foregoing, we do not believe that an amendment to our Annual Report or the Form 8-K to correct the inadvertent omission in the opinion paragraph of our auditor’s opinion is required.  In future filings, we will ensure that the opinion paragraph included in our auditor’s opinion accurately reflects all periods included in such opinion.

Consolidated Statements of Cash Flows, page F-7

2.                                      We note your presentation of a line item within investing activities entitled “Change in working capital of affiliate related to property and equipment” both here as well as on page 8 of your Form 10-Q for the quarterly period ended September 30, 2015. Please tell us what activity is recorded within this line item, whether it is presented net or gross, and what the underlying reasons were for the cash outflow during the year ended December 31, 2014 and the cash inflow during the nine months ended September 30, 2015. Please also tell us how your discussion and analysis of investing activities within MD&A sufficiently explains the activity in this line item for each of the aforementioned periods. Refer to SEC Release No. 33-8350.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that the “Change in working capital of affiliate related to property and equipment” represents amounts paid by the Partnership to Antero Resources Corporation (“Antero”) related to capital expenditures for assets that Antero contributed to the Partnership in connection with the Partnership’s initial public offering in November 2014 but were unpaid by Antero at December 31, 2014.  In connection with the Partnership’s initial public offering, Antero contributed to the Partnership 100% of Antero’s gathering and compression assets, and Antero retained certain unpaid payables related to these assets, including the amounts presented under “Change in working capital of affiliate related to property and equipment.”  The Partnership presented these amounts separately from other capital expenditures because while these amounts had been paid to Antero at December 31, 2014, Antero had not paid these amounts to the third parties who provided the assets at December 31, 2014.  We believe that presenting the amounts presented under “Change in working capital of affiliate related to property and equipment” as a separate line item on the face of our financial statement is required pursuant to Rule 4-08(k) of Regulation S-X.  The financial statements for the nine months ended September 30, 2015 present a corresponding reduction in investing cash outflows under the line item “Change in working capital of affiliate related to property and equipment” as a reversal of the amount from 2014.  “Additions to gathering and compression systems” in 2015 is grossed up for the amount shown in “Change in working capital of affiliate related to property and equipment.”  For the sake of clarity, with respect to the amounts presented for 2014, in our future filings we will revise the “Change in working capital of affiliate related to property and equipment” line item to “Amounts paid to parent for property and equipment.” With respect to 2015, in our future filings we will not present a separate “Change in working capital of affiliate related to property and equipment” line item and will instead present these amounts in the “Additions to gathering and compression systems” line item.

We believe that our discussion and analysis of investing activities within MD&A is sufficient without separate discussions of these line items because both line items relate to the acquisition of property and equipment and the difference between them relates solely to whether the costs were paid to an affiliate or to third parties.

Notes to Consolidated Financial Statements

(4) Long-term Debt

(b) Revolving Credit Facility, page F-14

3.                                      We note your disclosure in several sections regarding various restrictions imposed by your revolving credit facility, as well as your reference to restricted subsidiaries. Please tell us more about these restrictions, whether and how they restrict the payment of distributions, how you considered the disclosure requirements of Rule 4-08(e) of Regulation S-X, and what consideration you gave to providing condensed financial information of the registrant as set forth in Rules 5-04 and 12-04 of Regulation S-X. If applicable, include in your response the amount and percentage of your subsidiaries’ net assets that are restricted as of December 31, 2014.

RESPONSE:

Our revolving credit facility does not directly limit distributions or restrict net assets or cash available to the registrant for distribution.  Our revolving credit facility provides that, so long as no event of default exists or would be caused thereby, and only to the extent permitted by our organizational documents, distributions to the holders of our equity interests may be made in accordance with the cash distribution policy adopted by the board of directors of our general partner in connection with our initial public offering.  Pursuant to such policy, we intend to distribute at least a minimum quarterly distribution of $0.17 per unit ($0.68 per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates.  The payment of distributions pursuant to this distribution policy is subject to our having met the financial tests and covenants provided for in our revolving credit facility and described in the Annual Report as of the most recently ended fiscal quarter for which financial statements have been delivered.  In future filings, we will include a description of the applicable distribution policy in the notes to the financial statements along with the summary of other relevant terms of the revolving credit facility.

As used in the Annual Report, “restricted subsidiary” refers to each entity that is a “Restricted Subsidiary” under the credit agreement governing our revolving credit facility, or each of our subsidiaries that are subject to the restrictive covenants contained in the credit agreement governing our revolving credit facility.  At the time of filing of the Annual Report and at all times since, each of our subsidiaries was and has been classified as a “Restricted Subsidiary.”  The Partnership is a holding company and its only assets are its investment in its subsidiaries.  Because the revolving credit facility does not directly limit distribution or restrict the net assets of any of our subsidiaries, we do not believe that Rule 4-08(e) of Regulation S-X is applicable, nor are the disclosure requirements set forth in Rules 5-04 or 12-04 of Regulation S-X.  In future filings, we will remove reference to “restricted” subsidiaries to avoid potential confusion.

(9) Quarterly Financial Information (Unaudited), page F-19

4.                                      Please revise future filings to disclose earnings per unit data as required by Item 302(A)(1) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comments and in future filings we will include the required earnings per unit data.

*         *         *         *         *

In connection with responding to the Staff’s comments, we acknowledge that:

•                                          the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact W. Matthew Strock of Vinson & Elkins L.L.P. at (713) 758-3452.

Very truly yours,

ANTERO MIDSTREAM PARTNERS LP

By:	Antero Resources Midstream Management, LLC,
its general partner

By:	/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President and Secretary

cc:                                Jarrett Torno (Securities and Exchange Commission)

Alvyn A. Schopp (Antero Midstream Partners LP)

W. Matthew Strock (Vinson & Elkins L.L.P.)